201 ST. CHARLES AVENUE NEW ORLEANS, LOUISIANA 70170-5100 504-582-8000 FAX 504-582-8583 www.joneswalker.com
Curtis R. Hearn Not admitted in Alabama Direct Dial: 504-582-8308 Direct Fax: 504-589-8308 chearn@joneswalker.com

October 1, 2013

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: Mr. Michael Volley

RE:	Hancock Holding Company
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2013
Filed May 8, 2013
File No. 001-13089

Dear Mr. Volley:

This letter is to confirm our telephone conversation early in the week of September 23, 2013, during which you approved my request on behalf of Hancock Holding Company to extend the due date for its response to the SEC comment letter dated September 12, 2013 and to allow the company to submit a preliminary response to you in draft form via email in advance of making an EDGAR filing. The purpose of the draft would be to allow the Commission to determine whether its remaining comments had been appropriately addressed, failing which the company would request a conference call with the staff of the Commission to discuss remaining open points. Barring any unforeseen developments (in which case we will promptly notify the Commission), we will submit our draft response to you via email no later than Thursday, October 3, 2013. We appreciate your accommodation of our request. If you have any questions, please do not hesitate to call me at 504-582-8308.

Yours very truly,

/s/ Curtis R. Hearn
Curtis R. Hearn

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